希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5139
Direct Fax : 2577 5219
E-mail : peggy.lam@hysan.com.hk



Our Ref : SEC/PPL/HYSAN-USSEC
Your Ref :



Exemption No. 82-1617

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

21 June 2004
**BY AIR MAIL**



Dear Sirs

**Hysan Development Company Limited, Exemption No. 82-1617**

On behalf of Hysan Development Company Limited, a company incorporated in Hong Kong, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Announcement dated 18 June 2004
\- Appointment of alternate Director

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Peggy Lam

Peggy Lam
Assistant Company Secretary

dlw 7/6



Enc

South China Morning Post 21 June 2004

# Hysan 希慎

## HYSAN DEVELOPMENT COMPANY LIMITD

## 希慎興業有限公司

*(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)*

(Stock Code: 00014)

### Appointment of alternate Director

The Board of Directors of HYSAN DEVELOPMENT COMPANY LIMITED ("the Company") is pleased to announce the appointment of Mr. Li Kam Wing as an alternate Director to Mr. Hans Michael Jebsen (non-executive Director) in place of Mr. Markus Friedrich Jebsen effective 18 June 2004.

Mr. Li Kam Wing, aged 48, is a fellow member of Hong Kong Society of Accountants and a fellow member of The Association of Chartered Certified Accountants. He has over 25 years of experience in auditing, financial management and business development. He is currently a director of Jebsen and Company Limited (a company of which Mr. Hans Michael Jebsen is the Chairman).

Mr. Li also holds an alternate directorship in a non wholly-owned subsidiary of the Company. Save for the above, Mr. Li has no other relationships with any Directors, senior management or substantial or controlling shareholders of the Company and does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As at the date of this announcement, the executive Directors of the Company are Mr. Peter Ting Chang Lee *(Chairman)*, Mr. Michael Tze Hau Lee *(Managing Director)*, Mrs. Pauline Wah Ling Yu Wong *(Director, Property)*; the non-executive Directors are Mr. Fa-kuang Hu, Mr. Hans Michael Jebsen, Mr. Anthony Hsien Pin Lee, Mr. Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and the Independent non-executive Directors are Sir David Akers-Jones *(Deputy Chairman)*, Mr. Per Jorgensen and Dr. Geoffrey Meou-tsen Yeh.

By order of the Board
Wendy W.Y. Yung
*Company Secretary*

Hong Kong, 18 June 2004